

October 25, 2012

Via E-mail
Susan A. Kovach
General Counsel
Libbey Glass Inc.
300 Madison Avenue
Toledo, OH 43604

>   **Re: Libbey Glass Inc.**
>   **Registration Statement on Form S-4**
>   **Filed October 1, 2012**
>   **File No. 333-184215**

Dear Ms. Kovach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Prospectus Cover Page

2. We note that at the top of the prospectus cover page, you identify the exchange offer by Libbey Glass, guaranteed by Libbey Inc. Please also identify that the exchange notes will also be guaranteed by your direct or indirect existing and future wholly-owned material domestic restricted subsidiaries and that the guarantees of the guarantors will be joint and several, full and unconditional, subject to customary release provisions. Finally, please include this description when describing the guarantees throughout the prospectus.

3. Please revise the prospectus cover page to include the following disclosure:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Incorporation of Certain Documents by Reference, page ii

4. Please clarify that the documents you incorporate by reference have been filed by Libbey Inc.

Cautionary Note Regarding Forward-Looking Statements, page iv

5. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 47

Expiration Date; Extensions; Amendments, page 49

6. You reserve the right "to delay accepting any outstanding notes." Clarify in what circumstances you will delay acceptance, and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

7. We note that you undertake to extend the exchange offer for a period of five to ten business days, as applicable, if you amend the exchange offer in a manner you consider

material. Please revise your disclosure to clarify that such material amendment includes the waiver of a material condition.

Undertakings, page II-1

8. Please include the undertaking required by Item 512(a)(5) of Regulation S-K.

Exhibit Index, page E-1

9. Please amend your registration statement to file, or incorporate by reference, the articles of incorporation and bylaws of each co-registrant as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

Exhibit 5.1

10. Please tell us the reason you state in part (iv) of the second full paragraph on page 2 of the opinion that you express no opinion as to (a) consents to, or restrictions upon, governing law or jurisdiction; and (b) provisions purporting to make a guarantor primarily liable rather than as a surety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc: Christopher D. Lueking (*via e-mail*)
        Latham & Watkins LLP